# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Edgemode, Inc., CIK 0001652958
CUSIP: 35131P102
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 110 E. Broward Blvd., Suite 1700, Ft. Lauderdale, Florida (FL), 33301
Date of event which requires filing of this statement: 10/14/2025
Amends the filing with accession number 0001683168-25-006341
Filed by CIK 0001908638
Persons authorized to receive notices and communications: Simon Enrico Wajcenberg, 110 E. Broward Blvd., Suite 1700, Ft Lauderdale, Florida (FL), 33301, 707-687-9093

## Reporting persons
- Wajcenberg Simon Enrico (CIK 0001908638): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 728,917,710; shared voting power 0; sole dispositive power 728,917,710; shared dispositive power 0; aggregate amount beneficially owned 728,917,710 (25.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Edgemode, Inc.
Address of issuer's principal executive offices: 110 E. Broward Blvd., Suite 1700, Ft. Lauderdale, Florida (FL), 33301

## Item 2. Identity and Background
Name of person filing: Simon Wajcenberg
Residence or business address: 110 E. Broward Blvd., Suite 1700, Ft. Lauderdale, FL 33301
Present principal occupation or employment: Mr. Wajcenberg is the Chief Financial Officer and a director of Edgemode, Inc.
Criminal convictions in the last five years: During the past five years the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: No
Citizenship: United Kingdom

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As previously reported, on January 31, 2022, the Reporting Person received 68,252,432 shares of Issuer's common stock as merger consideration received in connection with the closing of an Agreement and Plan of Merger and Reorganization dated December 2, 2021 by and among the Issuer, FWAV Acquisition Corp., a Wyoming corporation and Edgemode, a Wyoming corporation.

As previously reported, on February 20, 2025, the Reporting Person received 311,726,196 restricted common stock as partial consideration to convert $769,989 of accrued salary under the Reporting Person's Employment Agreement with the Issuer.

On October 14, 2025, the Reporting Person exercised options to purchase an aggregate of 442,792,088 shares of the Issuer's common stock. The options were exercised pursuant to the following grants: (1) option issued on January 31, 2022, as amended on January 25, 2023 and April 2, 2025 to purchase 31,979,352 shares of common stock exercisable at $0.005 per share; (2) option issued September 12, 2022, as amended on March 3, 2023 and April 2, 2025 to purchase 76,619,603 shares of common stock exercisable at $0.005 per share; (3) option issued on March 3, 2023, as amended on April 2, 2025 to purchase 77,000,000 shares of common stock exercisable at $0.005; and (4) option issued on April 7, 2025 to purchase 257,193,133 shares of common stock exercisable at $0.005 per share. The Reporting Person exercised the options on a net exercise basis and the Issuer withheld 38,786,973 shares of common stock for the cost of the exercise. The Issuer issued a total of 404,005,115 shares of restricted common stock to the Reporting Person upon completion of the exercise.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person is the Chief Financial Officer and a director of the Issuer. He acquired all of his securities with the purpose of exercising control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 728,917,710 shares of the Issuer's common stock. This includes 54,354,099 shares of common stock held in the name of the Reporting Person's wife. The above number of shares amounts to approximately 25.5% of the 2,853,976,547 outstanding shares of common stock as of October 16, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by the Reporting Person.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Company's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On October 14, 2025, the Reporting Person exercised options to purchase an aggregate of 442,792,088 shares of the Issuer's common stock. The options were exercised pursuant to the following grants: (1) option issued on January 31, 2022, as amended on January 25, 2023 and April 2, 2025 to purchase 31,979,352 shares of common stock exercisable at $0.005 per share; (2) option issued September 12, 2022, as amended on March 3, 2023 and April 2, 2025 to purchase 76,619,603 shares of common stock exercisable at $0.005 per share; (3) option issued on March 3, 2023, as amended on April 2, 2025 to purchase 77,000,000 shares of common stock exercisable at $0.005; and (4) option issued on April 7, 2025 to purchase 257,193,133 shares of common stock exercisable at $0.005 per share. The Reporting Person exercised the options on a net exercise basis and the Issuer withheld 38,786,973 shares of common stock for the cost of the exercise. The Issuer issued a total of 404,005,115 shares of restricted common stock to the Reporting Person upon completion of the exercise.

## Signatures
- Wajcenberg Simon Enrico: /s/ Wajcenberg Simon Enrico, individually (10/17/2025)